Seattle Monthly Bike Rental, LLC
Washington Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2015 and 2014

Seattle Monthly Bike Rental, LLC

TABLE OF CONTENTS



To the Members of
Seattle Monthly Bike Rental, LLC
Seattle, Washington

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Seattle Monthly Bike Rental, LLC (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
December 17, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SEATTLE MONTHLY BIKE RENTAL, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2015 and 2014

		2015		2014
ASSETS				
Current Assets:				
Cash and cash equivalents	$	-	$	-
Due from related party		2,622		-
Total Current Assets		2,622		-
Non-Current Assets:				
Bicycle assets, net		9,527		3,569
Trademark		725		725
Deposits		600		-
Total Non-Current Assets		10,852		4,294
TOTAL ASSETS	$	13,474	$	4,294
LIABILITIES AND MEMBERS' EQUITY				
Liabilities:	$	-	$	-
Members' Equity:		13,474		4,294
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	13,474	$	4,294

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SEATTLE MONTHLY BIKE RENTAL, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2015 and 2014

		2015		2014
Net revenues	$	68,558	$	22,095
Cost of net revenues		(17,825)		(11,838)
Gross Profit		50,733		10,257
Operating Expenses:				
General and administrative		18,418		3,026
Sales and marketing		135		1,660
Total Operating Expenses		18,553		4,686
Income from operations		32,180		5,571
Net Income	$	32,180	$	5,571

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SEATTLE MONTHLY BIKE RENTAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
For the years ended December 31, 2015 and 2014

	Members' Equity
Balance at December 31, 2013	$ 2,110
Members' draws	(3,387)
Net income	5,571
Balance at December 31, 2014	4,294
Members' draws	(23,000)
Net income	32,180
Balance at December 31, 2015	$ 13,474

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

SEATTLE MONTHLY BIKE RENTAL, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net Income	$ 32,180	$ 5,571
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,117	1,567
(Gain)/Loss on disposal of assets	60	(32)
Changes in operating assets and liabilities:		
Change in deposits	(600)	-
Net Cash Provided by Operating Activities	35,757	7,106
Cash Flows from Investing Activities		
Purchases of bicycle asset	(12,058)	(3,343)
Proceeds on asset disposals	1,923	349
Trademark acquisition costs	-	(725)
Net Cash Used in Investing Activities	(10,135)	(3,719)
Cash Flows from Financing Activities		
Due from related party activity, net	(2,622)	-
Members' draws	(23,000)	(3,387)
Net Cash Used in Financing Activities	(25,622)	(3,387)
Net Change In Cash	-	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SEATTLE MONTHLY BIKE RENTAL, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2015 and 2014 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Seattle Monthly Bike Rental, LLC (the "Company"), is a limited liability company organized February 28, 2012 under the laws of Washington, which does business as Pedal Anywhere. The Company is an on-demand bicycle rental company with locations in Seattle, Washington and Friday Harbor, Washington.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2015, the Company has had limited revenue producing activities, is dependent upon additional capital resources for its planned operations, and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2015 and 2014, the Company carried no receivables nor associated allowances.

Property and Equipment and Intangible Assets

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $500 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 3 years for the Company's bicycles. The Company also capitalizes trademark filing costs and related legal expenses when management perceives a future economic benefit.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2015 and 2014, no property and equipment or intangible assets have been impaired.

As of December 31, 2015 and 2014, property and equipment consisted of the following:

	2015	**2014**
Bicycle assets, cost	$ 15,835	$ 5,760
Less: accumulated depreciation	(6,308)	(2,191)
Bicycle assets, net	$ 9,527	$ 3,569

Depreciation expense totaled $4,117 and $1,567 for the years ended December 31, 2015 and 2014, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

SEATTLE MONTHLY BIKE RENTAL, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2015 and 2014 and for the years then ended

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company includes credit card processing fees in costs of goods sold.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. Accordingly, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: MEMBERS' EQUITY

The Company's ownership is divided 75.5%/24.5% between two members. Each member has one vote for corporate governance purposes, regardless of respective membership interests. Each member has a first right of refusal with respect to the transfer of other member's membership interests.

Distributions are made as member draws as determined and authorized by the Company, with unanimous approval of the members required for each withdrawal of profits. Distributions shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each member shall receive a percentage of the overall distribution that matches that member's percentage of membership interests in the Company.

NOTE 4: RELATED PARTY TRANSACTIONS

In the normal course of business, the members pay expenses on the Company's behalf, collect the Company's revenues, loan the Company money, and hold Company funds. As of December 31, 2015 and 2014, the balance due to/(from) the Company was $2,622 and $0, respectively. These balances bear no interest and are considered payable on demand.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no

SEATTLE MONTHLY BIKE RENTAL, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2015 and 2014 and for the years then ended

longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to these financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

During 2016, the Company entered into a line of credit agreement for $10,000 to fund operations and additional bicycle purchases.

In December 2016, the Company entered into a lease agreement for commercial property. The lease term is 12 months, commencing December 1, 2016, and requires monthly payments of $650.

The Company has evaluated subsequent events through December 17, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.